UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Arqit Quantum Inc.

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G0567U101

(CUSIP Number)

The Evolution Technology Fund II SCSp

Bld F.W. Raiffeisen 15

2411 Luxembourg

Luxembourg
Attention: Dennis Smith

Tel: +41 7979 46387

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0567U101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Evolution Technology Fund II SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

7	SOLE VOTING POWER 8,911,700
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 8,911,700
10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,911,700 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 110,073,430 ordinary shares issued and outstanding as of September 3, 2021, as reported in the Issuer’s Report on Form 20-F filed on September 10, 2021 filed by the Issuer with the Securities and Exchange Commission (the “SEC”).

CUSIP No. G0567U101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Evolution Equity Partners II Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

7	SOLE VOTING POWER 8,911,700
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 8,911,700
10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,911,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 110,073,430 ordinary shares issued and outstanding as of September 3, 2021, as reported in the Issuer’s Report on Form 20-F filed on September 10, 2021 filed by the Issuer with the Securities and Exchange Commission (the “SEC”).

This Schedule 13D is being filed by The Evolution Technology Fund II SCSp (“Evolution Fund”), a Luxembourg company and Evolution Equity Partners II Sarl, a Luxembourg company (“Evolution Partners” and together with Evolution Fund, the “Reporting Persons”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Arqit Quantum Inc., a Cayman Islands exempted limited liability company (the “Issuer”).

ITEM 1. Security and Issuer.

The class of equity security to which this Schedule 13D relates is the Ordinary Shares of the Issuer. The address of the principal executive offices of the Issuer is 1st Floor, 3 More London Riverside, London SE1 2RE, United Kingdom. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed by the Reporting Persons. Each of Evolution Fund and Evolution Partners is a Luxembourg company.

Evolution Fund is managed by Evolution Partners. Investment decisions at Evolution Partners is governed by a board of directors, which is comprised of three or more members. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of at least a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares.

The principal office and business address of the Reporting Persons is Bld F.W. Raiffeisen 15 2411 Luxembourg.

(d) and (e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3. Source and Amount of Funds or Other Consideration.

On September 3, 2021, the Issuer completed its business combination with Centricus Acquisition Corp. pursuant to which Centricus Acquisition Corp. merged with and into the Issuer, with the Issuer as the surviving company, following which the Issuer acquired all of the outstanding share capital of Arqit Limited from the shareholders of Arqit Limited, including Evolution Fund, in exchange for Arqit Quantum Inc. ordinary shares.

As part of an agreement with Heritage Assets SCSp who is a PIPE investor in connection with the Issuer’s business combination, Evolution Fund transferred 192,781 shares of the Issuer to Heritage Assets SCSp simultaneously with the completion of Issuer’s business combination on September 3. As of the closing of the Business Combination, the Report Persons beneficially own 8,911,700 Ordinary Shares of the Issuer.

Other than the Ordinary Shares acquired in connection with the Closing, there have been no transactions effected by the Reporting Persons in the past sixty days with respect to the securities of the Issuer.

ITEM 4. Purpose of Transaction.

The Reporting Persons acquired the Ordinary Shares covered by this Schedule 13D for investment purposes.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subclauses (a)-(i) above. There is no assurance that the Reporting Person will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subclauses (a) through (j) of this Item 4.

ITEM 5. Interest in Securities of the Issuer.

(a), (b) The responses of the Reporting Person with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 8.1% of the outstanding Ordinary Shares. Calculations of the percentage of the Ordinary Shares beneficially owned is based on 110,073,430 Ordinary Shares outstanding as of September 3, 2021.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Ordinary Shares during the sixty days prior to the date of filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Lock-Up Agreement

Upon the Closing, Evolution Fund executed a lock-up agreement, pursuant to which, subject to certain limited exceptions, Evolution Fund agreed not to sell, transfer or take certain other actions with respect to Ordinary Shares held by it for a period of 180 days after the Closing. See Exhibit 1 to this Schedule 13D.

Registration Rights Agreement

Upon the Closing, Evolution Fund, together with certain other shareholders of the Issuer, executed a Registration Rights Agreement, pursuant to which, among other things, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders (as defined therein) may demand at any time or from time to time, that the Issuer file a registration statement with the Securities and Exchange Commission to register the securities of the Issuer held by such Holders. The Registration Rights Agreement also provides the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. See Exhibit 2 to this Schedule 13D.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit Number	Description

1	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-4 (File No. 333-256591) filed on July 29, 2021).

2	Form of Registration Rights Agreement by and among the Issuer and the shareholders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form F-4 filed on July 29, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 21, 2021

THE EVOLUTION TECHNOLOGY FUND II SCSP

By:	/s/ Dennis Smith
Name:	Dennis Smith
Title:	Manager of General Partner

EVOLUTION EQUITY PARTNERS II SARL

By:	/s/ Dennis Smith
Name:	Dennis Smith
Title:	Manager